
02033609


RECD S.E.C.
MAY 1 4 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May [1], 2002


PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 13 May 2002
   (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
   Exact name of registrant as specified in its charter

5. PHILIPPINES
   Province, country or other jurisdiction of Incorporation

6. ___________ (SEC Use Only)
   Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City — 1200
   Address of principal office — Postal Code

8. (632) 814-3664
   Registrant's telephone number, including area code

9. Not Applicable
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Attached hereto is a press release announcing the consideration to be paid in PLDT's cash tender offer for all of its outstanding 8.5% Notes due 2003 and 10.625% Notes due 2004.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 13 May 2002

Distribution Copies:

5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary



PLDT NEWS

Philippine Long Distance Telephone Company Sets Purchase Price in Tender Offer for Its 8.5% Notes Due 2003 and 10.625% Notes Due 2004

MANILA, Philippines. May 10, 2002 -- Philippine Long Distance Telephone Company "PLDT") (NYSE: PHI) (PSE: TEL) today announced the consideration to be paid in its cash tender offer for all of its outstanding 8.5% Notes due 2003 and 10.625% Notes due 2004. The tender offer is subject to the terms and conditions set forth in the Company's Offer to Purchase dated April 11, 2002 and will expire at 5:00 p.m., New York City time, on May 15, 2002, unless extended by the company.

Holders of notes who tendered prior to 5:00p.m, New York City time, on May 2, 2002 (the Early Repurchase Payment Date) will receive the tender offer consideration plus the Early Repurchase Payment of $15.00 per $1,000 principal amount of notes.

The tender offer consideration for the 8.5% Notes Due 2003 was determined using the yield of the 3.875% U.S. Treasury Note due June 30, 2003 (the applicable reference security), plus a fixed spread of 350 basis points. The yield on the applicable reference security, as calculated by the Dealers Managers at 2:00 p.m., New York City time, on May 10, 2002, was 2.410%. Accordingly, the tender offer yield and the tender offer consideration per $1,000 principal amount of notes are 5.910% and $1,012.55, respectively. The total consideration is $1,027.55 (includes the Early Repurchase Payment).

The tender offer consideration for the 10.625% Notes Due 2004 was determined using the yield of the 5.25% U.S. Treasury Note due May 15, 2004 (the applicable reference security), plus a fixed spread of 385 basis points. The yield on the applicable reference security, as calculated by the Dealer Managers at 2:00 p.m., New York City time, on May 10, 2002, was 3.207%. Accordingly, the tender offer yield and the tender offer consideration per $1,000 principal amount of notes are 7.057% and $1,051.68, respectively. The total consideration is $1,066.68 (includes the Early Repurchase Payment).

All prices assume a May 17, 2002 payment date.

Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated are acting as the Dealer Managers in connection with the tender offer and consent solicitation. The Information Agent is Mackenzie Partners Inc. Persons with questions regarding the tender offer and consent solicitation should contact Credit Suisse First Boston Corporation at either +44 (20) 7883-6748, +852 2101-6347 or +1 800-820-1653 or Morgan Stanley & Co. Incorporated at either +1 800-223-2240 or +44 (20) 7425-8000 or +852 2848-8235.

XXX

For more information, please contact:

Anabelle Chua
Treasurer and Senior Vice President
PLDT
Tel. No. – (632) 816-8213
Fax No. – (632) 844-9099

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

Listed on the Philippine Stock Exchange [PSE: TEL] and its American depositary shares are listed on the New York Stock Exchange [NYSE: PHI] and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: May 14, 2002